Filed Pursuant to Rule 433

Registration Number 333-168333

$1,000,000,000
Floating Rate Notes Due 2012
International Business Machines Corporation
December 13, 2010
Pricing Term Sheet

Issuer	International Business Machines Corporation
Expected Ratings	Aa3/A+/A+ (Moody’s/S&P/Fitch)
Format	SEC Registered
Ranking	Senior
Trade Date	December 13, 2010
Settlement Date	December 15, 2010
Size	$1,000,000,000
Maturity	June 15, 2012
Interest Payment Dates	Quarterly on March 15, June 15, September 15 and December 15
First Payment Date	March 15, 2011
Spread to LIBOR	3 bps
Designated LIBOR page	Reuters Screen LIBOR01 Page
Index Maturity	3 Month
Interest Reset Period	Quarterly
Interest Reset Dates	March 15, June 15, September 15 and December 15
Initial Interest Rate	Three month LIBOR plus 3 bps, determined on the second London banking day prior to December 15, 2010
Price to Public	100.00%
Underwriting Discount	0.10%
Price to Issuer	99.90%
Net Proceeds	$999,000,000
Day Count	Actual/360, Modified Following Business Day
Minimum Denomination	$100,000 and increments of $1,000
Bookrunners	Barclays Capital Inc.
UBS Securities LLC
Co-Managers	BBVA Securities Inc.
UniCredit Capital Markets, Inc.
CUSIP	459200 GV7
ISIN	US459200GV78

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 888-603-5847 and UBS Securities LLC toll-free at 877-827-6444 (extension 561-3884).

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on December 13, 2010 relating to its Prospectus dated July 27, 2010.